

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

Jeffrey Brotman
Chief Financial Officer, Chief Legal Officer and Secretary
Falcon Minerals Corporation
1845 Walnut Street, 10th Floor
Philadelphia, PA 19103

> **Re: Falcon Minerals Corporation**
> **Registration Statement on Form S-3**
> **Filed September 10, 2018**
> **File No. 333-227250**

Dear Mr. Brotman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources